The Corporate Law Group
WATERFRONT PLAZA
SUITE 120
500 AIRPORT BOULEVARD
BURLINGAME, CA 94010-1914
TEL 650-227-8000
FAX 650-227-8001
www.TCLG.com
September 29, 2010
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F. Street, N.E.
Washington D.C. 20549

Attn:	Maryse Mills-Apenteng, Special Counsel, Jan Woo, Staff Counsel

Re:	ANTs software inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A filed August 6, 2010
File No. 000-16299
Dear Ms. Mills-Apenteng:
     Thank you for the comment letter concerning the above captioned matter. We have set forth below, on behalf of ANTs software inc. (the “Company”), the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 6, 2010. We have recently filed with the Commission the Definitive Proxy Statement on Schedule 14A, which we will refer to herein. If you would like us to provide a copy of the pages mentioned herein, marked to show the changes thereto, please do not hesitate to let us know. We have numbered this letter to correspond with the numbering in the comment letter.
     1. As requested, we have (i) included, at page 30 under the heading “Background,” the disclosure concerning the number of shares currently available under the Plan, and (ii) included, at page 31 under the heading “Purpose” (on page 30), a statement disclosing that there are no current plans, proposal, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock under the Plan.
     We also submit with this letter, the requested Company acknowledgement.
     Please feel free to contact the undersigned should you have any questions or additional comments.

Very Truly Yours,

THE CORPORATE LAW GROUP

/s/ Paul David Marotta Paul David Marotta
encl. as stated

Company Acknowledgment Statement
     In connection with the comments received by ANTs software inc. (the “Company”) from the staff of the United States Securities and Exchange Commission (the “Commission”) to the Preliminary Proxy Statement on Schedule 14A filed by the Company on August 6, 2010, the undersigned, the Chief Financial Officer of the Company, hereby acknowledges and agrees that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Proxy Statement on Schedule 14A;
     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement on Schedule 14A; and
     3. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In Witness Whereof, the undersigned has executed this Company Acknowledgement Statement, effective as of the 29th day of September, 2010.

/s/ Mr. David A. Buckel Mr. David A. Buckel
Secretary and Chief Financial Officer